EXHIBIT 15.3

FORM OF LETTER
REAL GOODS SOLAR, INC.

Subscription Rights to Purchase Shares of Series 1 Preferred Stock

Offered Pursuant to Subscription Rights Distributed to Subscription Rights Holders of

Real Goods Solar, Inc.

_____, 2019

Dear Rights Holder:

This letter is being distributed by Real Goods Solar, Inc., a Colorado corporation (“Real Goods Solar,” “we” or “us”), to (i) all holders of record of shares of its Class A common stock, par value $0.0001 per share (“Class A common stock”), at 5:00 p.m., Eastern time, on [__ __], 2019 (the “record date”), and (ii) holders of our warrants exercisable for our Class A common stock that holders could purchase as of 5:00 p.m., Eastern time, on the record date by exercising holders’ warrants (assuming full exercise, and without any beneficial ownership limitation), in connection with a distribution in a rights offering of non-transferable subscription rights to subscribe for and purchase shares of Series 1 Preferred Stock, par value $0.0001 per share (“Series 1 Preferred Stock”). The subscription rights and Series 1 Preferred Stock are described in the offering circular dated [__ __] , 2019 (a copy of which accompanies this letter).

In the rights offering, Real Goods Solar is offering an aggregate of 2,000,000 shares of Series 1 Preferred Stock, as described in the offering circular.

The subscription rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on [__ __], 2109, unless extended (the “Expiration Time”).

As described in the accompanying offering circular, you will receive 10 subscription rights for every one share of Class A common stock owned on the record date, and you will receive 10 subscription rights for every one share of our Class A common stock that you could purchase on the record date by exercising your warrants. For example, if you owned 1,000 shares of our Class A common stock or warrants exercisable for 1,000 shares of our Class A common stock as of 5:00 p.m., Eastern time, on the record date, you would receive 10,000 subscription rights and would have the right to purchase 10,000 shares of Series 1 Preferred Stock for $10 per share with your basic subscription privilege plus an unlimited over-subscription privilege, in each case subject to proration and, if applicable, the 10% Restriction described elsewhere herein. You may exercise the basic subscription privilege of any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise your basic subscription privilege in full, you will not be entitled to purchase any shares of Series 1 Preferred Stock under your over-subscription privilege.

The over-subscription privilege provides each rights holder that fully exercises all of such holder’s basic subscription privilege the opportunity to purchase the shares of Series 1 Preferred Stock that are not purchased by other rights holders subject to proration and, if applicable, the 10% Restriction described elsewhere herein. If you fully exercise your basic subscription privilege, the over-subscription privilege entitles you to subscribe for additional shares of Series 1 Preferred Stock unclaimed by other holders of subscription rights in the rights offering at the same subscription price per share.

If an insufficient number of shares of Series 1 Preferred Stock is available to fully satisfy all basic subscription privilege requests, we will allocate the available shares of Series 1 Preferred Stock, as applicable, pro ratably among those rights holders exercising their basic subscription privilege (so that the aggregate number of shares of our Series 1 Preferred Stock sold in the rights offering does not exceed the aggregate number offered). If an insufficient number of shares of Series 1 Preferred Stock is available to fully satisfy all over-subscription privilege requests, we will allocate the available shares of our Series 1 Preferred Stock authorized under the rights offering pro ratably among those rights holders exercising their over-subscription privilege. The subscription agent will notify subscription rights holders of the number of shares of Series 1 Preferred Stock, if any, allocated to each holder exercising the over-subscription privilege as promptly as may be practicable after the allocations are completed.

Generally, any sale of Series 1 Preferred Stock in this rights offering made to any subscribing rights holder who is not an “accredited investor” (as defined in Rule 501 under the Securities Act) may not exceed (i) in the case of a natural person, 10% of the greater of such rights holder’s annual income or net worth (in each case, as determined pursuant to Rule 501 under the Securities Act), or (ii) in the case of a non-natural person, 10% of the greater of such rights holder’s revenue or net assets for the most recently completed fiscal year-end (the “10% Restriction”).

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the Expiration Time. Because we will not know the total number of unsubscribed Shares of Series 1 Preferred Stock prior to the Expiration Time, if you wish to maximize the number of shares of Series 1 Preferred Stock you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of Series 1 Preferred Stock available to you, assuming that no rights holder other than you has purchased any shares of Series 1 Preferred Stock pursuant to its basic subscription privilege and over-subscription privilege.

There may not be sufficient shares of Series 1 Preferred Stock available to purchase the number of shares of Series 1 Preferred Stock issuable upon the exercise of your basic subscription privilege or your over-subscription privilege. We will only honor over-subscription privileges to the extent sufficient unsubscribed Shares of Series 1 Preferred Stock are available following the exercise of subscription rights under the basic subscription privilege. We will not issue more than 2,000,000 shares of Series 1 Preferred Stock in the rights offering.

To the extent the aggregate subscription available to you pursuant to the subscription privileges is less than the amount you actually paid in connection with the exercise of the subscription privileges, you will be allocated only the number of unsubscribed shares of Series 1 Preferred Stock available to you promptly after the expiration of the rights offering.

To the extent the amount you actually paid in connection with the exercise of the subscription privileges is less than the aggregate subscription price of the maximum number of shares of Series 1 Preferred Stock available to you, you will be allocated the number of shares of Series 1 Preferred Stock for which you actually paid in connection with the privileges.

Each rights holder will be required to submit payment in full for all the shares of Series 1 Preferred Stock it wishes to buy. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Real Goods Solar will not be required to issue shares of Series 1 Preferred Stock to you if the subscription agent does not receive your payment prior to the expiration of the rights offering, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. Real Goods Solar may extend the rights offering by giving oral or written notice to the subscription agent on or before the Expiration Time. If Real Goods Solar elects to extend the rights offering, it will issue a press release announcing such extension no later than 9:00 a.m., Eastern time, on the next business day after the most recently announced Expiration Time.

The rights will be evidenced by non-transferable rights certificates. The number of rights to which you are entitled is printed on the face of your rights certificate. The number of rights printed on the face of the rights certificate can be used to help you determine your percentage ownership for the purposes of determining the number of shares of Series 1 Preferred Stock you elect to subscribe for pursuant to the over-subscription privilege. You should indicate your wishes with regard to the exercise of your rights by completing the appropriate portions of your rights certificate and returning the certificate to the subscription agent in the envelope provided.

Enclosed are copies of the following documents:

1.	Offering Circular;

2.	Rights Certificate;

3.	Instructions as to the Use of Real Goods Solar, Inc. Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Subscription Rights Certificates Issued by Real Goods Solar); and

4.	A return envelope addressed to Continental Stock Transfer & Trust Company, the subscription agent.

Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and signed rights certificate (or the Notice of Guaranteed Delivery if you are following the guaranteed delivery procedures) and forward it, with payment of the subscription price in full for each share of Series 1 Preferred Stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the subscription agent, as indicated in the offering circular. The subscription agent must receive the rights certificate or Notice of Guaranteed Delivery with payment of the subscription price, including final clearance of any checks, prior to the Expiration Time. A subscription rights holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Mackenzie Partners, the information agent for the rights offering. Any questions or requests for assistance concerning the rights offering should be directed to Mackenzie Partners via telephone at (800) 322-2885 (toll-free in North America) or +1(212) 929-5500 or by email at rightsoffer@mackenziepartners.com.

Very truly yours,

Real Goods Solar, Inc.